# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forward Air Corporation, CIK 0000912728
CUSIP: 34986A104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3200 Olympus Boulevard, Suite 300, Dallas, Texas (TX), 75019
Date of event which requires filing of this statement: 07/23/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001426486

## Reporting persons
- FFI Fund Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,127,575; sole dispositive power 0; shared dispositive power 1,127,575; aggregate amount beneficially owned 1,127,575 (3.6% of the class)
  Comment: Row 11. Based on a total of 31,625,046 shares of Common Stock outstanding as of April 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the Securities and Exchange Commission on May 11, 2026.
- FYI Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 238,032; sole dispositive power 0; shared dispositive power 238,032; aggregate amount beneficially owned 238,032 (0.8% of the class)
  Comment: Row 11. Based on a total of 31,625,046 shares of Common Stock outstanding as of April 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the Securities and Exchange Commission on May 11, 2026.
- Olifant Fund, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 242,898; sole dispositive power 0; shared dispositive power 242,898; aggregate amount beneficially owned 242,898 (0.8% of the class)
  Comment: Row 11. Based on a total of 31,625,046 shares of Common Stock outstanding as of April 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the Securities and Exchange Commission on May 11, 2026.
- Bracebridge Capital, LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,608,505; sole dispositive power 0; shared dispositive power 1,608,505; aggregate amount beneficially owned 1,608,505 (5.1% of the class)
  Comment: Row 11. Based on a total of 31,625,046 shares of Common Stock outstanding as of April 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the Securities and Exchange Commission on May 11, 2026.

## Item 1. Issuer
Name of issuer: Forward Air Corporation
Address of issuer's principal executive offices: 3200 Olympus Boulevard, Suite 300, Dallas, TX, 75019

## Item 2. Person Filing
Name of person filing:
This joint statement on Schedule 13G is being filed by FFI Fund Ltd. ("FFI"), FYI Ltd. ("FYI"), Olifant Fund, Ltd. ("Olifant" and collectively with FFI and FYI, the "Funds"), and Bracebridge Capital, LLC (the "Investment Manager"), who are collectively referred to as the "Reporting Persons." The Investment Manager is the investment manager of each of the Funds. The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 29, 2026, a copy of which is filed with this Schedule 13G as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Each of the Funds has the power to vote and dispose of the shares of Common Stock beneficially owned by such entity, and each of the Funds expressly disclaims beneficial ownership of any shares of Common Stock not owned directly by it except to the extent of any pecuniary interest therein. The Investment Manager, as the investment manager of each of the Funds, has the authority to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G, but expressly disclaims beneficial ownership of any shares of Common Stock except to the extent of its pecuniary interest therein.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 888 Boylston Street, 15th Floor, Boston, Massachusetts 02199.
Citizenship: The Investment Manager is a Delaware limited liability company. Each of the Funds is a Cayman Islands exempted company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, the Reporting Persons, in the aggregate, may be deemed to beneficially own 1,608,505 shares of Common Stock. The shares of Common Stock are directly beneficially owned as follows: (i) the 1,127,575 shares of Common Stock owned directly by FFI, (ii) the 238,032 shares of Common Stock owned directly by FYI, and (iii) the 242,898 shares of Common Stock owned directly by Olifant.
Percent of class: As of the date hereof, the Reporting Persons, in the aggregate, may be deemed the beneficial owner of approximately 5.1% of shares of Common Stock outstanding, which amount includes (i) 3.6% directly owned by FFI, (ii) 0.8% directly owned by FYI, and (iii) 0.8% directly owned by Olifant. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on a total of 31,625,046 shares of Common Stock outstanding as of April 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the Securities and Exchange Commission on May 11, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
FFI : 1,127,575
FYI : 238,032
Olifant: 242,898
The Investment Manager: 1,608,505
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
FFI : 1,127,575
FYI : 238,032
Olifant: 242,898
The Investment Manager: 1,608,505

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- FFI Fund Ltd.: /s/ John N. Spinney, Jr., John N. Spinney, Jr./Authorized Signatory (07/28/2026)
- FYI Ltd.: /s/ John N. Spinney, Jr., John N. Spinney, Jr./Authorized Signatory (07/28/2026)
- Olifant Fund, Ltd.: /s/ John N. Spinney, Jr, John N. Spinney, Jr./Authorized Signatory (07/28/2026)
- Bracebridge Capital, LLC: /s/ John N. Spinney, Jr., John N. Spinney, Jr./Authorized Signatory (07/28/2026)